Filed by Targa Resources Corp.

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Targa Resources Partners LP

Commission File No.: 001-33303

Commission File No. for Registration Statement on Form S-4

filed by Targa Resources Corp.: 333-208326

This filing relates to a proposed business combination involving Targa Resources Corp. and Targa Resources Partners LP.

TR
TARGA
Important Message to TRGP Shareholders
Dear Fellow Shareholder:
On November 3, 2015, Targa Resources Corp. (NYSE: TRGP) announced an agreement to acquire all of the outstanding common units of Targa Resources Partners LP (NYSE: NGLS) not already owned by TRGP.
Special Meeting Date – February 12, 2016
Your Vote is Important – You may vote your shares on or before February 12, 2016. Whether or not you attend the special meeting, we urge you to submit your vote once you have reviewed the final proxy statement.
Vote Today – In order to finalize the vote by the special meeting, please vote right away. The board of directors recommends TRGP shareholders vote FOR the proposed transaction with NGLS.
Three easy ways to vote:
Please call the toll free number listed on your proxy card or voting instructions form and follow the instructions provided.
Please access the website listed on your proxy card or voting instructions and follow the instructions provided.
Sign, date, mark and return the proxy card or voting instruction form in the postage-paid envelope provided.
Vote Your Shares Today!
If you need additional assistance, please contact Targa’s proxy solicitor:
D.F. King & Co, Inc.
Toll-Free: 877-478-5044
Targa Resources Corp. to Acquire
Targa Resources Partners LP –
Positioning Targa and its Investors for Continued Long-Term Success

TARGA

Transaction __Benefits__ for TRGP Shareholders









	TRGP TODAY (1)	TARGA AFTER MERGER (1)
Dividend Growth Outlook	**Hindered Growth Through 2018** • Based on two illustrative commodity price scenarios (see Note 1 below): ○ 0% distribution growth through 2018 lowers TRGP long-term dividend growth outlook	**Dividend Growth Through 2018** • Based on two illustrative commodity price scenarios (see Note 1 below): ○ Expect **__10% - 15%__** dividend growth in 2016 ○ Expect continued dividend growth in 2017-2018
Dividend Coverage and Credit Profile	**Difficult to Maintain Current Profile** • Low NGLS distribution coverage and high NGLS leverage not supportive of a strong TRGP growth outlook	**Improved Profile with Stronger Ratios** • Expect $400-$600 million of incremental dividend coverage to support dividend outlook and reduce borrowing needs
Structure	**Current Structure** • TRGP dividend growth dependent on increasing NGLS cash flow • Higher cost of capital at NGLS diminishes long-term growth outlook	**Simplified Structure** • One dividend policy • Lower cost of capital enhances long-term growth outlook • Deeper pool of capital
Long-Term Outlook	**Challenged Targa position – particularly in lower commodity price environments with increasing NGLS leverage and decreasing distribution coverage**	**Enhances Targa's position for long-term success – provides cushion in lower commodity price environments and improves overall growth prospects**

(1) *Based on illustrative scenarios with various assumptions including two price cases (Consensus Pricing: $54.99 WTI crude oil in 2016, $63.32 in 2017, $70.29 in 2018 and Price Sensitivity: $47.00 WTI crude oil in 2016, $53.00 in 2017, $55.00 in 2018) presented at announcement on November 3, 2015 that can be viewed at __http://ir.targaresources.com/trc/events.cfm__ in a presentation titled "Targa Resources Corp. to Acquire Targa Resources Partners LP" and in the S-4 filed with the SEC on January 5, 2016. Price assumptions for natural gas liquids and natural gas are also included in the presentation materials.*

TR TARGA
Your Vote is Important!
✓ Vote FOR positioning Targa and its investors for continued long-term success
✓ Vote FOR a more robust company in challenging commodity price environments
✓ Vote FOR a simplified structure with a lower cost of capital
✓ Vote FOR an entity more capable of returning strong cash flow to investors
✓ Vote FOR a stronger Targa with an improved dividend coverage and credit profile
Vote FOR this transaction today:
Please call the toll free number listed on your proxy card or voting instructions form and follow the instructions provided.
Please access the website listed on your proxy card or voting instructions and follow the instructions provided.
Sign, date, mark and return the proxy card or voting instruction form in the postage-paid envelope provided.
Vote Your Shares Today!
If you need additional assistance, please contact Targa’s proxy solicitor:
D.F. King & Co, Inc.
Toll-Free: 800-330-5136

TR TARGA
Additional Information and Where to Find It
This communication may be deemed to be solicitation material in respect of the proposed acquisition by Targa Resources Corp. (“TRC”) of Targa Resources Partners LP (“TRP”). In connection with TRC’s proposed transaction to acquire all of the outstanding common units of TRP not already owned by TRC, TRC has filed with the SEC a registration statement on Form S-4 that includes a joint proxy statement of TRP and TRC and a prospectus of TRC (the “joint proxy statement/prospectus”). INVESTORS, SHAREHOLDERS AND UNITHOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT TRC AND TRP, AS WELL AS THE PROPOSED TRANSACTION AND RELATED MATTERS.
A free copy of the joint proxy statement/prospectus and other filings containing information about TRC and TRP may be obtained at the SEC’s Internet site at www.sec.gov. In addition, the documents filed with the SEC by TRC and TRP may be obtained free of charge by directing such request to: Targa Resources, Attention: Investor Relations, 1000 Louisiana, Suite 4300, Houston, Texas 77002 or emailing jkneale@targaresources.com or calling (713) 584-1133. These documents may also be obtained for free from TRC’s and TRP’s investor relations website at www.targaresources.com.
No Offer or Solicitation
This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities law of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.
Participants in Solicitation Relating to the Merger
TRC and TRP and their respective directors, executive officers and other members of their management and employees may be deemed to be participants in the solicitation of proxies from the TRC shareholders or TRP unitholders in respect of the proposed transaction that is described in the joint proxy statement/prospectus. Information regarding TRC’s directors and executive officers is contained in TRC’s definitive proxy statement dated March 26, 2015, which has been filed with the SEC. Information regarding directors and executive officers of TRP’s general partner is contained in TRP’s Annual Report on Form 10-K for the year ended December 31, 2014, which has been filed with the SEC. A more complete description is available in the registration statement and the joint proxy statement/prospectus.
Forward-Looking Statements
Certain statements in this communication are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including, without limitation, statements regarding the expected benefits of the proposed transaction to TRC and TRP and their stockholders and unitholders, respectively, the anticipated completion of the proposed transaction or the timing thereof, the expected future growth, dividends, distributions of the combined company, and plans and objectives of management for future operations. All statements, other than statements of historical facts, included in this communication that address activities, events or developments that TRC or TRP expects, believes or anticipates will or may occur in the future, are forward-looking statements. These forward-looking statements rely on a number of assumptions concerning future events and are subject to a number of uncertainties, factors and risks, many of which are outside the control of TRC and TRP, which could cause results to differ materially from those expected by management of TRC and TRP. Such risks and uncertainties include, but are not limited to, weather, political, economic and market conditions, including a decline in the price and market demand for natural gas, natural gas liquids and crude oil, the timing and success of business development efforts; and other uncertainties. These and other applicable uncertainties, factors and risks are described more fully in TRC’s and TRP’s filings with the SEC, including the Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. Neither TRC nor TRP undertakes an obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.
Targa Resources Corp. to Acquire
Targa Resources Partners LP –
Positioning Targa and its Investors for Continued Long-Term Success